Exhibit 99.3

Form of Proxy Card

Intercont (Cayman) Ltd.
PROXY FOR 2026 EXTRAORDINARY MEETING OF SHAREHOLDERS

June 5, 2026

THE BOARD RECOMMENDS A VOTE FOR
THE FOLLOWING PROPOSALS.

The undersigned hereby appoints Muchun Zhu as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of Intercont (Cayman) Ltd. (the “Company”) which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders (the “EGM”) of the Company and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” Proposals No. 1, 2, 3, 4 and 5 of the EGM.

I.    To increase the Authorised Share Capital of the Company to US$250,000,000.00 divided into 100,000,000,000 Ordinary Shares of par value of US$0.0025 each, comprising of (A) 80,000,000,000 Class A Ordinary Shares; and (B) 20,000,000,000 Class B Ordinary Shares (the “Increase of Share Capital”), by redesignation of:

(1) the newly increased and unissued 79,960,206,598.04 Ordinary Shares be redesignated as Class A Ordinary Shares; and

(2) the newly increased and unissued 19,999,793,401.96 Ordinary Shares be redesignated into Class B Ordinary Shares.

This proposal is referred to as the “Increase of Share Capital Proposal” or “Proposal No. 1”

☐	FOR	☐	AGAINST	☐	ABSTAIN

II.    Following the Increase of Share Capital, to change Class B Ordinary Share Voting Right from thirty votes per one Class B Ordinary Share to one hundred votes per one Class B Ordinary Share on all matters subject to the votes at general meetings of the Company (the “Change of Voting Right of Class B Ordinary Shares”).

This proposal is referred to as the “Change of Voting Rights of Class B Ordinary Shares Proposal” or “Proposal No. 2

☐	FOR	☐	AGAINST	☐	ABSTAIN

III.    Subject to and conditional upon approval by the shareholders of Proposal No. 1 and Proposal No. 2 and all requisite class consents being obtained, to adopt by the Company of the third amended and restated articles of association of the Company (the “AR M&A”) in replacement of the second amended and restated memorandum and articles of association as adopted on January 26, 2026 (the “Existing Articles”) to reflect the Increase of Share Capital, the Change of Voting Right of Class B Ordinary Shares and other clarification changes.

This proposal is referred to as the “Charter Amendment Proposal” or “Proposal No. 3”

☐	FOR	☐	AGAINST	☐	ABSTAIN

IV.    Following the Increase of Share Capital, to effect a reverse share split to the Company’s authorised issued and unissued Class A Ordinary Shares by way of a consolidation (the “Share Consolidation”) at an exchange ratio which no less than one-for-two (1:2) and no greater than one-for-one thousand (1:1000) (the “Further Revised RS Ratio”) such that the number of authorised issued and unissued Class A is decreased by the Further Revised RS Ratio and the par value of each authorised, issued and outstanding Class A is increased by the Further Revised RS Ratio (together, the “Further Revised Reverse Share Split”), with such Further Revised Reverse Share Split to be effected at such time and date, if at all, and at a precise Further Revised RS Ratio up to a maximum of one-for-one thousand (1:1000), in each case, as determined by the Directors at their discretion within a period of five years of obtaining the requisite shareholder approval for the Further Revised Reverse Share Split (the “Further Revised Effective Time”).

This proposal is referred to as the “Consolidation of Shares Proposal” or “Proposal No. 4”

☐	FOR	☐	AGAINST	☐	ABSTAIN

V.    In respect of any fractional entitlements to the issued consolidated shares resulting from the Further Revised Reverse Share Split, if so determined by the Directors in their sole discretion, the Directors be and are hereby authorised to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalising all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account, to the extent as permitted by the applicable laws) whether or not the same is available for distribution and applying such sum in paying up unissued Class A Ordinary Shares to be issued to shareholders of the Company to round up any fractions of Class A Ordinary Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.

This proposal is referred to as the “Fractional Entitlements Proposal” or “Proposal No. 5”

☐	FOR	☐	AGAINST	☐	ABSTAIN

This Proxy is solicited on behalf of the management of Intercont (Cayman) Limited. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE:

By Internet, which we encourage if you have Internet access:

Step 1: Go to http://www.transhare.com

Step 2: Click the “Vote Your Proxy” link

Step 3: Click on the tab for “Intercont (Cayman) Ltd.”

Step 4: Click “Submit Your Vote” link

Step 5: Enter your Control Number

TO VOTE BY EMAIL:    Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX:    Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL:    Please sign, date and mail to

Proxy Team
Transhare Corporation
17755 US Highway 19 N
Suite 140
Clearwater FL 33764

IMPORTANT:    Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder

Signature of Joint Shareholder

Dated: